UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2020

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐        No  ☒

MATERIAL EVENT

EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY N° 124

Santiago, October 28, 2020

Mr.

Joaquín Cortez H.

Chairman

Financial Market Commission

Santiago

Ref.:	Report of the B Series Bondholders´ Meeting of Embotelladora Andina S.A..

From our consideration:

Hereby, duly empowered to this effect and by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30, Section II of the Financial Market Commission (hereinafter, the “Commission”), I hereby report to this Commission the following Material Event regarding Embotelladora Andina S.A. (the "Company"):

On October 27, 2020, the Bondholders’ Meeting of Series B bonds, including their respective sub-series B-1 and B-2, issued by the Company, was held through remote means, according to the Bond Issuance Agreement for fixed amount which is recorded in a public deed dated May 11, 2001, granted in the Santiago Notary's office of Mr. Patricio Zaldívar Mackenna, and its subsequent amendments, registered in the Securities Registry kept by the Commission under No. 254 (the "Bond Issuance Agreement").

In the referred Meeting, it was agreed, among other matters, to amend the Bond Issuance Agreement in the following sense: (i) to replace letter /f/ of Clause Nine of the Bond Issuance Agreement which established, until the date of the Meeting, the obligation to maintain a level of indebtedness in which the Consolidated Financial Liability does not exceed 1.20 times the Consolidated Equity measured on the figures of the Company's Consolidated Financial Position Statements, replacing it with the obligation to maintain a level of indebtedness in which the Consolidated Net Financial Liabilities do not exceed 1.20 times the Consolidated Equity measured over the amounts of the Company's Consolidated Financial Position Statements; and (ii) to replace any reference in the Bond Issuance Agreement to "Superintendencia de Valores y Seguros" for "Comisión para el Mercado Financiero".

By virtue of the foregoing, the form of calculation of the debt level covenant of the Bond Issuance Agreement will be stipulated in the same terms as those contained regarding this matter in the other lines of bonds of the Company currently registered in the Securities Registry of the Commission.

Regards,

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, October 28, 2020